Filed by NioCorp Developments Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: GX Acquisition Corp II

Commission File No.: 001-40226

[00:00:04.810] - Chris Parry

Hey, everybody. Welcome back to Equity Guru, this is Chris Parry, your founder and life coach. We're talking to Mark Smith from NioCorp ticker symbol NB. Mark is the CEO and president and executive chairman. And you've got a lot of hats to wear, man.

[00:00:20.290] - Mark Smith

A lot of titles, yeah.

[00:00:23.060] - Chris Parry

I understand the feeling. So NioCorp in a down market where a lot of resources have been struggling, has been kicking much butt. You had a stock chart that most companies would be really proud of. What do you put that down to?

[00:00:38.520] - Mark Smith

Well, first of all, we say thank you for having us on today, Chris. And then let me answer the question by saying it's a lot of hard work. We've got a tremendous number of things going on. And if you think about all the things that are going on, it boils down to we're communicating a lot of information about this project right now and this project consists of four potential product streams that are all critical and strategic minerals. And I think with the EV revolution going on, all of the political sensitivities going on right now. China, Russia, there's just an awful lot of tailwinds behind critical and strategic minerals right now. We're seeing that pretty much across the board. The investor interest level in these minerals is as strong and motivated as I've seen for a long time. People get what we're talking about right now and that's a very favorable situation for us.

[00:01:35.890] - Chris Parry

Personally, I think you're being pretty generous towards the sector. There are a lot of companies that are in the critical mineral space that still struggle. But there's something about NioCorp that I think a lot of people, perhaps very serious investors, think as being very genuine and on the cusp of something.

[00:01:54.460] - Mark Smith

Well, we appreciate that, first of all, because of our culture and our values within the organization. It's all about honesty and integrity. So we take that as a continuing compliment. We will be that way as long as I'm here. But we have a lot of things going on as well, Chris. We've got some metallurgical work being done up in Canada right now to finalize the rare earth recovery process and demonstrate that at a demonstration scale plant on a continuous processing basis. A lot of that work is really starting to show what we thought it would show. Bottom line, we've got a lot of experience in rare earths and so we had some pretty high expectations. And I'm happy to report that those expectations are coming along just fine. So we're continuing to report that. We just held a very massive town hall event down in Nebraska where we talked to the local people. There were probably over 500 people in total that showed up. There's a couple of things that are important in that town hall. Number one, the number of people that showed up. Number two, governor elect Jim Pillan showed up even though he just won the election nine days ago, and his schedule is probably every five minutes he's doing something. He took the time to come out to the town hall and let people know how much he supports that project. I salute him for doing that with the schedule that he has. The final point I would make about the town hall is that the questions that the local community was asking us about some of the technology and some of the metallurgy that we're utilizing and some of the geology also was a really positive feeling to me, because that means that all the communication that we've been doing over the years with the local folks is really starting to stick. They understand what's going on and they're asking very engaging questions, which we welcome with open arms. So those are some pretty important things that, of course, we've got the SPAC transaction that we had announced back in September. We did announce that we filed the S-4 for that transaction. That was about two and a half weeks ago. So we know there's been an SEC reviewer that's been assigned to that, and we're expecting to receive first comments hopefully within about a week and a half. So that process is going. And as we talked about earlier concerning the SPAC process, NioCorp and the SPAC entity are both SEC reporting entities. And so we don't have the normal SPAC situation where it's an SEC reporting SPAC, acquiring a privately held company and the SEC doesn't know who that private company is. They know both of us very well, and we're hoping for a very quick and thorough review of that S-4. Once that S-4 is deemed effective, 45 to 60 days later, this process will be done and hopefully we'll close that deal very successfully. And of course, that's huge for the company. That's a huge potential injection of cash into NioCorp to get this project and the construction undertaken. So we got a lot of things going, but we're pretty anxious and pretty encouraged by absolutely everything we're seeing.

[00:05:14.140] - Chris Parry

So, speaking of that SPAC, it's been widely noted that there's a potentially a few hundred million sitting in that SPAC. That perfect world will all be ready for you to utilize. But as SPACs go, one of the rules is when the transaction is ready, people can decide whether they want to go forward or not. Do you have any sense of what's likely in terms of investors in that SPAC? Are they happy that this deal is going? Are you likely to receive a lot of that? Most of that?

[00:05:45.790] - Mark Smith

That would be entirely speculative on my behalf, Chris. I won't really go one way or the other. We know what the minimum is, it's zero, and we know what the maximum is, about 300 million. I would say, if we watch what's been going on with our share price and GXII special purpose acquisition company, is our SPAC company. We take a look at their shares, our shares we take a look at their warrants. I would have to say that all the signs are certainly trending quite favorably right now. But ultimately those SPAC shareholders have to make a decision during their special shareholder meeting, and we'll leave it up to them. But we are trying to make sure that we educate as many people as possible. We're having four or five investor meetings a day right now, trying to educate people on what NioCorp is, what the minerals are, what the markets are. I'm enjoying it because I can't talk about this project enough. And if we could double the number of meetings a day, I still wouldn't be happy enough because I'd love to talk about this project. But it's exciting, exciting times. And we're very happy with the progress that we've made so far.

[00:07:02.820] - Chris Parry

So, looking at the ticker symbol, as you mentioned, GXII is the GXII ticker in the US. Man, I think it certainly looks, to all intents and purposes, like everyone's happy to be in that SPAC. It is just a diagonal line.

[00:07:17.880] - Mark Smith

That's right. It's doing very well. The liquidity has picked up quite a bit as well, which is also a very favorable sign. So let's keep that momentum going, is what I keep telling our team and the GXII team. And the GXII team has just been fabulous to work with. They share many of the same values that we do. Trust and honesty and integrity, treating people right. Those are the kind of people we want to do business with. We'll have two of the GXII founders that will come onto our board assuming the deal closes. We know who they are, and they're going to be excellent additions to the board. It will just increase the competency of our board of directors. So I'm thrilled. I usually never wish that time goes faster because I always enjoy life right now. But I can't wait till we get to the S-4 being deemed effective, and then we get into the really exciting part, the vote.

[00:08:17.590] - Chris Parry

Now, at the beginning of October, your share chart took a bit of an upward rocket launch, I would say would be pretty accurate, and then a little bit of a dribble downwards afterwards. But you found a real level here at about a buck twenty. And it seems like not just support, but it's moving back in that positive direction. I'm guessing that some of the down came from financing paper becoming free trading.

[00:08:44.140] - Mark Smith

We did have that happen right about that time, so there was more stock available to be traded. And I'm sure, given knowing what we know about the private placement that that window shares were issued, I'm assuming all those people are very happy, and they're probably was some trading.

[00:09:00.640] - Chris Parry

Eighty cents to buck twenty. Even now it's-- you're up 50% in four months in a down market. It speaks to, I think, the effectiveness of your message, the sector that you're in. But I'll go back to it. I think what I hear from people, and I've heard a lot from people about NioCorp, you've got a lot of fans out there. That are even out there in the scrub, like, taking pictures of you building roads and things. I think it's the moving things forward is the big deal, not just with the SPAC, that's a big deal in and of itself, but jumping like a two or three year financing phase to get that cash potentially out of that SPAC. It's not something that every company gets to do.

[00:09:46.680] - Mark Smith

Yeah, we have a lot of people that care about NioCorp, a lot of shareholders that care about NioCorp. We've worked very honestly and openly with a lot of banking entities out of New York and London. And when you treat people right, they treat you right and lo and behold, this SPAC was introduced to us by a very good friend and maybe a little bit fortuitous, but I'll take luck from time to time and again, could not be happier with the situation that we're in right now.

[00:10:23.660] - Chris Parry

Wise old man said to me, luck happens when you've done the pre work.

[00:10:28.910] - Mark Smith

I think there's some truth to that.

[00:10:32.060] - Chris Parry

So let's talk about the projects. I don't know that with the SPAC process happening, you probably out of necessity had to be a little bit quiet, which is even a better indicator that your stock is up regardless. But what's happening on the ground to progress things forward while you're getting all the T's crossed and the I's dotted.

[00:10:50.830] - Mark Smith

Well, I think that one big thing, and you already noted it, Chris, that we had a lot of shareholders that were driving by the highway next to the property that we own, and we started to do some tree clearing and whatnot. That's an anticipation of the actual start of construction, but it also is part of our commitment to the environment. There are some nesting birds in those areas, and you need to make sure that you undertake tree clearing when it's least disruptive to the birds. So we do those things, and that's why we did it when we did it. But more importantly, we are continuing to work on our simplified process flow diagram. The results from that, we're reporting as they come out. Our first report was extremely positive.

We're now pulling the calcium and the magnesium out of the ore on the very front end of the process in a much simpler methodology that allows for everything downstream to be much smaller in size, now, because that calcium and magnesium, that could be 25% to 40% of the mass of the ore. Well, we don't even have to deal with that now because it's taken out on the front end. So everything gets smaller downstream. It becomes much more efficient, much more manageable. And that front end work really turned out positive. I mean, it turned out so positive that we're now looking to see if we can sell the calcium and magnesium, it ended up being greater than 99% purity. That's almost food grade calcium and magnesium. So we're not going to spend an enormous amount of time on it on the front end, but we're already thinking about, wow, that turned out way better than what we thought. We may have a product here, so we're going to look at possible markets there.

[00:12:37.540] - Chris Parry

I've got magnesium clients right now that would be more than happy to talk about how they could take that off your hands.

[00:12:43.200] - Mark Smith

Well, let's talk about that offline gracious. It's interesting, too. The one element that we don't talk a lot about is titanium. Titanium has gone up in price by over 50% in the last year. I mean, it's a very attractive mineral right now as well. That's largely because over 80% of the titanium in the world comes out of Russia. And needless to say, that's an issue. So all of a sudden, titanium is taking off as well. And that's actually the highest volume of material that we'll produce at the end of the day. And we haven't adjusted our prices in our economic model at all to reflect that. So, you know, lots of continuing upside, rare earth prices, they settled in for a little bit. It looks like they're going to start their march upward again as the demand is picking up due to the EVs. I just saw some graphs about two days ago showing what actual EV sales are right now, and it's amazing what has happened in the EV world. I think we all were sitting there saying, is it really going to happen? Is there enough traction there? I think there is. And this EV revolution changes the critical minerals landscape tremendously. The demand side is there.

[00:14:04.160] - Chris Parry

So on the project side, you're looking at niobium, titanium, as you mentioned, scandium, magnetic rare earths. I guess it would be easy to list the things that aren't present on your project.

[00:14:18.110] - Mark Smith

It is truly an amazing ore body, but let's go back to the basics here, and we're there because of Niobium. That's our primary product. That's what everything was designed around. Everything else is byproducts. And we're in that interesting situation where our metallurgy really requires hydro metallurgy, which means we put the ore in solution, and all those byproducts become possibilities because of the fact that we're putting everything into solution. It's easy to pull it out once it's in solution.

[00:14:50.890] - Chris Parry

So the only niobium being produced anywhere, there's a little bit, I guess, in eastern Canada and a chunk down in South America, but the Americans desperately want a supply and you're right there in the middle. I can understand why the governor is showing up. If everything goes to plan, you just fixed a strategic issue for the United States

[00:15:14.810] - Mark Smith

Many of them actually, because niobium, scandium, titanium and magnetic rare earth oxides. Niobium, scandium and magnetic rare dioxides, the United States imports 100% of what we need in the country, and relative to titanium, it's like 91% to 92%, we have to import titanium concentrates to meet our needs. So there is a reason why these are critical and strategic and it's largely because they are simply not produced in the United States. We have to import all of that.

[00:15:48.780] - Chris Parry

Is there anyone closer than you to being in production in and around the US?

[00:15:55.840] - Mark Smith

Not that we are aware of, and we do keep track of our competitors very closely.

[00:16:01.180] - Chris Parry

So this is a really big deal. This is something that is going to be important not just from a profit perspective but from a security perspective.

[00:16:08.640] - Mark Smith

Yeah, it absolutely hits the national security lever pretty hard. And keep in mind too that for instance, the United States Department of Defense stockpiles niobium because there is no production in the United States. So they actually purchase it out on the open market, import it and put it in the stockpile because it is a very critical element in defense issues.

[00:16:33.110] - Chris Parry

So I guess when we look at everything that's in place right now, the only real-- we know that you've got a project that has a lot of ore, we know that the metals are in demand. The only risk element going back, say six months was will you ever get to raise the amount of money you need to get into production. I know that if the SPAC goes ahead, you're most of the way there. I recall that you've also got yourself a little bit of credit on the hook if you need it.

[00:17:07.540] - Mark Smith

Yeah, we've been working with multiple commercial senior lenders and we have extremely strong interest from commercial lenders at this point in time. They just kind of got to the point, as you do in a project financing effort, debt and equity are always kind of fighting it out. That side basically told us you need to go out and do some more on the equity side, then we'll start taking our next steps. So we've updated all of our commercial lenders or potential commercial lenders and they're really happy with this SPAC deal and we're getting enough interest level, Chris, that if it makes sense at the end of the day to simultaneously do a pipe equity arrangement while we're doing the SPAC deal, we will do that. We just need to make sure that the interest level is high enough to justify the additional legal work and all the things that go into fundraising. But four or five meetings a day and they're with some people who are not invested in the project and they're considering investing. We want to provide that avenue for them to come in as well.

[00:18:15.550] - Chris Parry

So there again, that's that forging luck by being prepared ahead of time. If you got to go ahead tomorrow to put the project ahead between the debt and the SPAC, does that get you there or do you still need a little bit?

[00:18:33.260] - Mark Smith

Depending on how well the SPAC and possible pipe arrangement work, we may need a little bit of bridging at the end, which is not uncommon in project financing. And we've been talking to four different potential, what I'll call mezzanine level funders as well. That's usually a hybrid convertible debt or something like that. And we've got very strong interest level within that category as well. So when we put all of our capital stacks together, even in the minimum case, we think we have enough to put the whole project together and start the construction, but a lot of work to get the capital stack finalized yet.

[00:19:16.140] - Chris Parry

And then you've always got the opportunity to go back to the markets with another private placement if you need to.

[00:19:22.540] - Mark Smith

That's right and theoretically the share price should even be stronger at that point in time, the success of fundraising. And then remember too, when the SPAC deal closes, not only do we find out how much of their trust money comes into our treasury, but probably within about two weeks, we'll start to be traded on the Nasdaq as well. And that opens up a whole different level of capital resources that would be available to us.

[00:19:49.990] - Chris Parry

Mark, it's all happening. Do you ever sit back and just sort of think to yourself, I used to be a regular guy?

[00:19:57.340] - Mark Smith

I think that way every day. In fact, I sat back a little bit last night. I just became the grandfather of my first granddaughter. So I took a step back yesterday to celebrate that a little bit.

[00:20:12.870] - Chris Parry

So NioCorp is now the second most impressive thing you achieved.

[00:20:16.460] - Mark Smith

Well, you have a wife too, Chris so it has to be number two.

[00:20:21.860] - Chris Parry

Well, life is going to change in a whole different way for you now. That's a great thing. Always when we talk, I find myself, ah, there's a pang in the back of my head, it's the journalist pang, where I think I haven't found enough dark stuff yet. I haven't found the thing that makes them go, oh that question. But I never come up with it with you guys, because honestly, I'm not blowing smoke here, but this is just one of those deals where you look at all ends of it. You try and find the risk element, and the risk elements are those that you would find with blue chip companies. Like this isn't a will it happen, this is a it's in process, it's a progress deal rather than a risk deal. And I just think that's-- in the Canadian public markets it's such a rare thing. You normally have that big sort of glowing warning sign behind it all, say, well, if the price, well, goes down, this thing goes to hell. But I don't see the market suddenly getting disinterested in critical metals.

[00:21:27.810] - Mark Smith

I agree Chris, and again, it kind of goes back to one of the things we talked about at the beginning, which is, it's a lot about preparation, and I have an outstanding team of people that we put together at NioCorp. We have basically dedicated ourselves to de-risking this project to the point where it deserves to be financing. We hit that point. Now, it deserves to be financed and so we're undertaking that effort. But we have a wide open book. There's hardly anything that our company does that isn't posted on the website or publicly filed. The best way to do it is honestly and we're going to keep doing it that way. And if anybody ever has a question, all they have to do is give us a call or send us an email. We answer every single question that's asked and it's because we're prepared. We know our project, we know how to get us-- how to get it to the point of production and get it into production and that's what we're striving for. We need to get these minerals going.

[00:22:30.560] - Chris Parry

And you've got a neatly pressed shirt which counts for a lot. But that might be something to do with fact you're married. Look Jim, is there anything about this deal that to this day that you think people don't really understand or just an element of it that you think is worth highlighting that usually gets left out?

[00:22:49.860] - Mark Smith

Yeah, I think that we've answered all the questions that have come in concerning the SPAC deal. We've had various videos that we've put out to continue to answer questions. We continue to take questions in town halls and over the phone. I think most of the information is out there and we've got the full spectrum of what can happen on this deal out there so people understand it. But we're going to remain very positive and we think we've got an awful good project, a really good ore body, and we're anxious to really start that construction now. So then it becomes schedule and budget, schedule and budget constantly. So we're ready for that step. But we know we've got a little bit of work left to do to get that financing all wrapped up. But I like the direction we're going. This financial engineering we've decided to use with the SPAC. I think the more I think about it every day, the more I'm convinced this is going to be a real winner for NioCorp.

[00:23:52.620] - Chris Parry

I keep calling you Jim for some reason, I had an interview last night--

[00:23:56.740] - Mark Smith

Jim Sims is our chief communications officer. He's out there communicating as much as I am and does a great job doing it.

[00:24:08.060] - Chris Parry

Jim, Jim? Mark, I appreciate what you're doing. I appreciate the way that you're doing it. For us, telling people that a company is interesting only goes so far, especially in a market where things are a little bit trepidatious. But you guys-- the runs are on the board, the miles have been run in the race. It's really easy to point people to you guys and say, well, this is going to be bigger at some point down the road than it is right now with a real level of certainty. The high risk, high reward part of Canadian markets pubcos doesn't really apply here. And I think that's honestly a point that's come out of design from you guys more than anything else.

[00:24:56.360] - Mark Smith

I'm not going to disagree with you at all, and I'm going to thank you for that compliment, because when our team gets compliments like that, that's when we realize that all those hours that we spend de-risking and de-risking and analyze additional risks and dealing with them, pays dividends at the end of the day. And then just be honest. Just be honest at all times.

[00:25:19.240] - Chris Parry

Indeed. Well, we'll talk to you again shortly and hopefully not too far in the distant future. We get some SPAC news and that'll be a whole other ballgame.

[00:25:28.170] - Mark Smith

Can't wait for that and look forward to talking then, Chris.

[00:25:31.320] - Chris Parry

All right, Bob.

[00:25:32.620] - Mark Smith

Okay, I've been called a lot of things, so all of those are just fine.

[00:25:41.360] - Chris Parry

All right, everybody. That's the Equity Guru CEO interview. The ticker symbol for NioCorp is NB.

Additional Information about the Proposed Transaction and Where to Find It

In connection with the proposed Transaction, NioCorp has filed a registration statement on Form S-4 (the “registration statement”) with the U.S. Securities and Exchange Commission (“SEC”), which includes a document that serves as a prospectus and proxy circular of NioCorp and a proxy statement of GXII, referred to as a “joint proxy statement/prospectus.” The definitive joint proxy statement/prospectus will be filed with the SEC as part of the registration statement and, in the case of NioCorp, with the applicable Canadian securities regulatory authorities, and will be sent to all NioCorp shareholders and GXII stockholders as of the applicable record date to be established. Each of NioCorp and GXII may also file other relevant documents regarding the proposed Transaction with the SEC and, in the case of NioCorp, with the applicable Canadian securities regulatory authorities. Before making any voting or investment decision, investors and security holders of NioCorp and GXII are urged to read the registration statement, the definitive joint proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC and, in the case of niocorp, with the applicable canadian securities regulatory authorities in connection with the proposed Transaction, including any amendments or supplements to these documents, carefully and in their entirety because they will contain important information about the proposed Transaction.

Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (if and when available) and all other relevant documents that are filed or that will be filed with the SEC by NioCorp or GXII through the website maintained by the SEC at www.sec.gov. Investors and security holders will be able to obtain free copies of the joint proxy statement/prospectus (if and when available) and all other relevant documents that are filed or that will be filed with the applicable Canadian securities regulatory authorities by NioCorp through the website maintained by the Canadian Securities Administrators at www.sedar.com. The documents filed by NioCorp and GXII with the SEC and, in the case of NioCorp, with the applicable Canadian securities regulatory authorities also may be obtained by contacting NioCorp at 7000 South Yosemite, Suite 115, Centennial CO 80112, or by calling (720) 639-4650; or GXII at 1325 Avenue of the Americas, 28th Floor, New York, NY 10019, or by calling (212) 616-3700.

Participants in the Solicitation

NioCorp, GXII and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from NioCorp’s shareholders and GXII’s stockholders in connection with the proposed Transaction. Information regarding the executive officers and directors of NioCorp is included in its management information and proxy circular for its 2021 annual general meeting of shareholders filed with the SEC and the applicable Canadian securities regulatory authorities on October 22, 2021. Information regarding the executive officers and directors of GXII is included in its Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on March 25, 2022. Additional information regarding the persons who may be deemed to be participants in the solicitation, including information regarding their interests in the proposed Transaction, are contained in the registration statement and the joint proxy statement/prospectus. NioCorp’s shareholders and GXII’s stockholders and other interested parties may obtain free copies of these documents free of charge by directing a written request to NioCorp or GXII.

No Offer or Solicitation

This communication and the information contained herein do not constitute (i) (a) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Transaction or (b) an offer to sell or the solicitation of an offer to buy any security, commodity or instrument or related derivative, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction or (ii) an offer or commitment to lend, syndicate or arrange a financing, underwrite or purchase or act as an agent or advisor or in any other capacity with respect to any transaction, or commit capital, or to participate in any trading strategies. No offer of securities in the United States or to or for the account or benefit of U.S. persons (as defined in Regulation S under the U.S. Securities Act) shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act. In Canada, no offering of securities shall be made except by means of a prospectus in accordance with the requirements of applicable Canadian securities laws or an exemption therefrom. This communication is not, and under no circumstances is it to be construed as, a prospectus, offering memorandum, an advertisement or a public offering in any province or territory of Canada. In Canada, no prospectus has been filed with any securities commission or similar regulatory authority in respect of any of the securities referred to herein.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking statements may include, but are not limited to, statements about the parties’ ability to close the proposed Transaction, including NioCorp and GXII being able to receive all required regulatory, third-party and shareholder approvals for the proposed Transaction; the anticipated benefits of the proposed Transaction, including the potential amount of cash that may be available to the combined company upon consummation of the proposed Transaction and the use of the net proceeds following the redemptions by GXII public shareholders; NioCorp’s expectation that its common shares will be accepted for listing on the Nasdaq Stock Market following the closing of the proposed Transaction; the execution of definitive agreements relating to the convertible debenture transaction and the stand by equity purchase facility contemplated by the term sheets with Yorkville Advisors Global, LP (“Yorkville”); the financial and business performance of NioCorp; NioCorp’s anticipated results and developments in the operations of NioCorp in future periods; NioCorp’s planned exploration activities; the adequacy of NioCorp’s financial resources; NioCorp’s ability to secure sufficient project financing to complete construction and commence operation of the Elk Creek Project; NioCorp’s expectation and ability to produce niobium, scandium, titanium and potentially rare earth products at the Elk Creek Project; the outcome of current recovery process improvement testing, and NioCorp’s expectation that such process improvements could lead to greater efficiencies and cost savings in the Elk Creek Project; the Elk Creek Project’s ability to produce multiple critical metals; the Elk Creek Project’s projected ore production and mining operations over its expected mine life; NioCorp’s ongoing evaluation of the impact of inflation, supply chain issues and geopolitical unrest on the Elk Creek Project’s economic model; the impact of health epidemics, including the COVID-19 pandemic, on NioCorp’s business and the actions NioCorp may take in response thereto; and the creation of full time and contract construction jobs over the construction period of the Elk Creek Project. In addition, any statements that refer to projections (including Averaged EBITDA, Averaged EBITDA Margin and After-Tax Cumulative Net Free Cash Flow), forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements are based on the current expectations of the management of NioCorp and GXII, as applicable, and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. Forward-looking statements reflect material expectations and assumptions, including, without limitation, expectations and assumptions relating to: the future price of metals; the stability of the financial and capital markets; NioCorp and GXII being able to receive all required regulatory, third-party and shareholder approvals for the proposed Transaction; the amount of redemptions by GXII public shareholders; the execution of definitive agreements relating to the convertible debenture transaction and the stand by equity purchase facility contemplated by the term sheets with Yorkville; and other current estimates and assumptions regarding the proposed Transaction and its benefits. Such expectations and assumptions are inherently subject to uncertainties and contingencies regarding future events and, as such, are subject to change. Forward-looking statements involve a number of risks, uncertainties or other factors that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those discussed and identified in public filings made by NioCorp and GXII with the SEC and, in the case of NioCorp, with the applicable Canadian securities regulatory authorities and the following: the amount of any redemptions by existing holders of GXII Class A Shares being greater than expected, which may reduce the cash in trust available to NioCorp upon the consummation of the business combination; the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement and/or payment of the termination fees; the outcome of any legal proceedings that may be instituted against NioCorp or GXII following announcement of the Business Combination Agreement and the transactions contemplated therein; the inability to complete the proposed transactions due to, among other things, the failure to obtain NioCorp shareholder approval or GXII shareholder approval or the execution of definitive agreements relating to the convertible debenture transaction and the stand by equity purchase facility contemplated by the term sheets with Yorkville; the risk that the announcement and consummation of the proposed transactions disrupts NioCorp’s current plans; the ability to recognize the anticipated benefits of the proposed transactions; unexpected costs related to the proposed transactions; the risks that the consummation of the proposed transactions is substantially delayed or does not occur, including prior to the date on which GXII is required to liquidate under the terms of its charter documents; NioCorp’s ability to operate as a going concern; NioCorp’s requirement of significant additional capital; NioCorp’s limited operating history; NioCorp’s history of losses; cost increases for NioCorp’s exploration and, if warranted, development projects; a disruption in, or failure of, NioCorp’s information technology systems, including those related to cybersecurity; equipment and supply shortages; current and future offtake agreements, joint ventures, and partnerships; NioCorp’s ability to attract qualified management; the effects of the COVID-19 pandemic or other global health crises on NioCorp’s business plans, financial condition and liquidity; estimates of mineral resources and reserves; mineral exploration and production activities; feasibility study results; changes in demand for and price of commodities (such as fuel and electricity) and currencies; changes or disruptions in the securities markets; legislative, political or economic developments; the need to obtain permits and comply with laws and regulations and other regulatory requirements; the possibility that actual results of work may differ from projections/expectations or may not realize the perceived potential of NioCorp’s projects; risks of accidents, equipment breakdowns, and labor disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in development programs; operating or technical difficulties in connection with exploration, mining, or development activities; the speculative nature of mineral exploration and development, including the risks of diminishing quantities of grades of reserves and resources; claims on the title to NioCorp’s properties; potential future litigation; and NioCorp’s lack of insurance covering all of NioCorp’s operations.

Should one or more of these risks or uncertainties materialize or should any of the assumptions made by the management of NioCorp and GXII prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.

All subsequent written and oral forward-looking statements concerning the proposed Transaction or other matters addressed in this communication and attributable to NioCorp, GXII or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this communication. Except to the extent required by applicable law or regulation, NioCorp and GXII undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this communication to reflect the occurrence of unanticipated events.